

# 富 榮 秘 書 服 務 有 限 公 司

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Your Ref:

Our Ref:    S/5411/89    LTO/sl                                              8th October, 2004

04045600

SUPPL

RECEIVED 2004 OCT 19 A 8:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re:    Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

PROCESSED
OCT 2 0 2004
THOMSON
FINANCIAL

LO Tai On
Director

Enc.
c.c. the Company

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

## DESCRIPTION OF DOCUMENT

1.	Title	:	Notification of movement of securities in Hong Kong

	Date	:	30th September, 2004


	Entities requiring item:  HKSE pursuant to Exchange Listing Agreement; and

Monthly Return on Movement of Listed Equity Securities
For the month ended _____ 30th September, 2004 _____

TO: The Research & Planning Department of The Stock Exchange of
Hong Kong Limited

From: Starlight International Holdings Limited _____
(Name of Company)

Mr. Philip Lau Sak Hong _____ Tel No.: 2554 6303 _____
(Name of Responsible Official)

Date: _____ 4th October, 2004 _____

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1. Ordinary shares : √
2. Preference shares :
3. Other classes of shares : please specify: _____
4. Warrants : please specify: _____

## (B) Movement in Authorised Share Capital:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,250,000,000 | $0.40 | $500,000,000 |
| Increase/(Decrease) (SGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,250,000,000 | $0.40 | $500,000,000 |

## (C) Movement in Issued Share Capital:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 761,458,114 | Nil | Nil |
| Increase/(Decrease) during the month | 2,000,000 | Nil | Nil |
| Balance at close of the month: | 763,458,114 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| **SHARE OPTIONS***<br>Type | | | | | | |
| 1. Employee share option scheme adopted on 12th September, 2002 | | | | | | |
| Exercise price: HK$0.40 | 6,700,500 | Nil | 2,000,000 | Nil | 4,700,500 | 2,000,000 |
| Exercise price: HK$0.86 | 15,144,000 | Nil | Nil | Nil | 15,144,000 | |
| Exercise price: HK$0.808 | 3,000,000 | Nil | Nil | Nil | 3,000,000 | |
| 2. Employee share option scheme adopted on<br>Exercise price: HK$ | | | | | | |
| **WARRANTS***<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. _____<br>Subscription price HK$ _____ | | | | | | |
| 2. _____<br>Subscription price HK$ _____ | | | | | | |

| CONVERTIBLES* Class | Units | Converted (Units) | Units |
|---|---|---|---|
| Convertibles Notes Convertible price: HK$ _____ | N/A | N/A | N/A |

**OTHER ISSUES OF SHARES***

| | | |
|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: |
| Placing | Price: | Issue and allotment Date: |
| Bonus Issue | | Issue and allotment Date: |
| Scrip Dividend | | Issue and allotment Date: |
| Repurchase of share | | Cancellation Date: |
| Redemption of share | | Redemption Date: |
| Consideration issue | Price: | Issue and allotment Date: |
| Others (Please specify) | Price: | Issue and allotment Date: |

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 2,000,000

Authorised Signatory:

Name: Philip Lau Sak Hong
Title: Director

Remarks:

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